Exhibit 99.3

Pathfinder-ServiceMax Announcement Call Speakers

Brian Murphy – Investor Relations, ServiceMax

David Chung – CEO, Pathfinder / Executive Director, HGGC

Neil Barua – CEO, ServiceMax

Simon Edwards – CFO, ServiceMax

Lindsay Sharma – CIO, Pathfinder / Managing Director, Industry Ventures

Brian Murphy (Investor Relations, ServiceMax)

Good morning, everyone. I’m Brian Murphy, ServiceMax Investor Relations and I’m pleased to welcome everyone to the call.

We would first like to remind everyone that this call contains forward-looking statements including, but not limited to, Pathfinder Acquisition Corp and ServiceMax’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook; the cash resources, plans and prospects of the combined entity; expected valuations of the combined entity; and the timing and completion of the transaction. Commentary on these topics constitutes forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. We encourage you to read the press release issued today, the accompanying presentation, and Pathfinder’s public filings with the SEC, including an information statement that will be filed in the coming days and available on the SEC’s website, and, in particular, to the section or sections titled Risk Factors and Forward-Looking Statements, for a discussion of the risks that can affect the transaction, Pathfinder’s and ServiceMax’s businesses, and the outlook of the combined company. A copy of the presentation can be found on the Pathfinder Investor Relations website at PathfinderAcquisition.com and on the investor relations page of ServiceMax website.

Pathfinder and ServiceMax are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This conference call is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

With that, I’d now like to hand the call over to Pathfinder’s CEO, David Chung.

David Chung (CEO, Pathfinder / Executive Director, HGGC)

Hello, everyone, and thank you for joining our call. As Brian mentioned, I’m David Chung, CEO of Pathfinder, and I’m joined by Lindsay Sharma, our Chief Investment Officer as well as Neil Barua and Simon Edwards, CEO and CFO respectively of ServiceMax, and we want to welcome you to this call.

ServiceMax is a leading field service management SaaS company, and we are very excited to share the ServiceMax opportunity with you.

In case you’re less familiar with Pathfinder, we are a purpose-built, institutional grade SPAC co-sponsored by two leading tech investment platforms in HGGC, a leading middle market private equity firm based in Palo Alto, where I am an Executive Director, and Industry Ventures, a leading multi-strategy venture capital firm, where Lindsay is a Managing Director. We launched in February of this year at best of breed terms for a first-time SPAC of a fifth of a warrant.

Now before I get into the investment highlights, there’s an overarching point I want to make that frames why we’re here today, and that is our belief that this transaction represents a winning partnership between a group of experienced and accomplished technology investors. So, again, HGGC and Industry Ventures as the sponsors behind Pathfinder, and Silver Lake Partners and Salesforce Ventures as the primary incumbent investors in ServiceMax.

Silver Lake, as most of you know, is a preeminent technology-focused private equity firm with whom we have had a strong relationship historically, and they have been the majority investor in ServiceMax since 2019.

Now one of the reasons we were really drawn to this opportunity is that Pathfinder’s shareholders and new investors have the opportunity to step into an investment alongside these extremely savvy tech investors in Silver Lake and Salesforce at a point in their investment horizon where we believe they are still a ways off from their exit window. To lend credence to that, Silver Lake and Salesforce will not sell any of their shares as part of the transaction, and this was something that was made clear to us from day one. And, in fact, there are no sellers at all from any ServiceMax shareholders in this transaction.

Now let me share the specific reasons why we’re really excited about a potential business combination with ServiceMax.

So firstly, we view the field service management software market as a very attractive market. It’s a big market, with a TAM of over $9 billion, it’s underserved, and the served portion of the market is growing about 10-15% per year. There are some favorable tailwinds that you’ll hear more about that are driving the need for more automation and increasingly sophisticated software solutions for field service management. So that’s point number one.

Secondly, against this favorable industry backdrop, ServiceMax is the longstanding best of breed player, and it’s the pure-play way to invest in this exciting growth space.

Now when you look at the nature of the business, this is a classic mission-critical Enterprise SaaS business with attractive SaaS economics, including LTV/CAC of 6.5 times, a high gross retention rate that’s consistent with sticky enterprise solutions, net revenue retention rate of about 115%, and attractive subscription gross margins in the mid-70’s.

Now the next key point is that when you look at the dynamics at play here, ServiceMax is a company that is at an inflection point toward accelerating growth, driven by several distinct forces.

So first you’ve got the underlying secular growth tailwinds in field service management that I’ve talked about. You also have a post-Covid macro recovery in some of the key verticals and end-markets that the Company serves, as well as increased urgency on the part of most companies out there to push digital transformation faster since we’ve all lived through Covid and we’ve all seen the digital acceleration that’s happened in all aspects of our lives and it’s happening here as well.

There’s also an important element here of self-help with the impact of two and a half years of intensive operating improvements led by Neil and his team beginning to show up in the numbers.

And perhaps the most exciting part of the acceleration story is that there’s an important growth catalyst in the form of a significant strategic partnership with Salesforce.com and a new product refresh called Asset 360 that was part of that, which makes this combined go-to-market effort, in our view, a game-changing force in the marketplace. Asset 360 was introduced late last year, so the impact of this partnership will be an important additional accelerant of growth going forward which we should see for years to come.

The final point of our investment thesis is that we have great confidence in this management team led by Neil and Simon. They were put in place by Silver Lake Partners in early 2019 after the firm acquired the business out of GE, and this team has done a tremendous job transforming the organization and culture to be a high performing organization.

So, in a nutshell, it’s all about field service management being an exciting sector, an inevitable growth sector in our view. It’s about ServiceMax being the pure play leader with a great management team, and it’s about a compelling growth acceleration story driven by some tangible drivers.

So, with that, let me turn it over to Neil Barua, CEO of ServiceMax.

Neil Barua (CEO, ServiceMax)

Thanks, David.

At the simplest and most powerful level, ServiceMax enables over 30 million work orders a year, which equates to every one second, using our software to direct service organizations to maintain, install, and repair complex assets around the world.

From water treatment systems to MRI machines to a DNA genome sequencer to fork lifts to commercial HVAC units, we help our customers keep the world running.

To clarify, when I say complex assets those are ones for the most part you or I can’t physically lift or buy using our personal credit cards.

The mission critical nature of what we do is inspiring now more than ever based on what we all experienced during the pandemic: supporting front line employees with usable technology.  Given the macro and secular tailwinds we are seeing and the organizational foundation we have built, our time is now to drive further acceleration.

Stepping back, if you think about the ServiceMax world, there are call center dispatchers, field technicians and engineers, the actual complex asset, and the end customer. We manage the full lifecycle in connecting all of these critical components in the act of service.

So, to start, let me try to depict how this all works. First, a blood diagnostic machine made by Roche has an issue in the field, at a clinic. Roche’s Call center receives a service request and schedules a technician using ServiceMax to be dispatched to that asset. A technician reviews the order on our mobile app and makes sure they have the right inventory to service the asset and knows what location to go to in the most efficient manner.  They also look at the service history and the warranty information of the asset to get a view of what they are dealing with.  All of which is housed on our platform.

The technician then orders missing parts needed to complete the job off our app if out of stock. The tech gets into their truck with the right parts and uses our software to direct them most efficiently to the clinic and the complex asset. Next, the technician -- empowered by our mobile capabilities and checklists works to complete the job. Once completed, the technician immediately inputs the work order debrief on the mobile device which includes customer signature and sign off. The Job is finished on time and safely with a happy end customer.

Without ServiceMax, it would be impossible to quickly check for warranty coverage or asset maintenance history. The technician also wouldn’t know if the parts needed are in stock and could not order them ahead of time or even remotely. Without having the history of the asset and details on the work needed to be done, the technician may not have the necessary knowledge and could not use remote assistance to support the work.

Here’s the net of it: Using ServiceMax decreases repair time, minimizes multiple truck rolls and ultimately increases revenue and decreases cost to service and increasing end user customer satisfaction. Let me provide a couple of real-life examples.

Schneider Electric is an established customer of ServiceMax. It’s also one of the world’s most prominent multinational companies with over $30 billion in revenue and 150 thousand employees worldwide providing energy management and automation for buildings, data centers, homes and infrastructure.

The Challenge Schneider Electric faced is that it lacked an integrated system of record for its installed base of electrical equipment and was missing IoT functionality to make it actionable.

Schneider is a growing customer of ours, deploying our solution across 10’s of millions of assets of theirs and their subcomponents. We are critical to how Schneider runs their business. Truly inspiring.

The second example I want to provide is that of 3D Systems, a multibillion-dollar company that engineers and manufactures 3D printers, scanners and materials.

The challenge 3D faced was the need to accelerate overall service response, eliminate repeat visits and downtime while driving a proactive service model.

By using our platform and the innovation we have built around optimization and AI it has enabled 3D to: One, better, generate a better customer experience leading to a higher NPS, eliminate asset downtime and improve overall customer service metrics.

And, because of all the data coursing through the ServiceMax platform, they now know which parts are needed eliminating truck rolls or do the repair remotely in some cases.

As proud as we are of our accomplishments, I think it’s important to recognize our leadership from trusted sources like IDC and Garner, where we earned Magic Quadrant status 5 times in a row now.

Our TAM. Given our leadership and experience this is a great space to be playing in. $9 billion plus with over $8 million technicians with multiple vectors for TAM expansion. And we also see secular and macro tailwinds given most of our customers are benefiting from the post pandemic demand cycle.

Turning to our customer base, we truly enjoy partnering with all of our customers but it’s important to note that these are large, multi-national, vertically integrated companies like Philips Healthcare, Baker Hughes, Carrier using ServiceMax at scale. That makes a difference when new logos in those verticals are converting manual processes to a digital tool like ours.

Looking at key metrics, I think these largely speak for themselves. It’s everything you want to see in high-quality, enterprise-focused SaaS Company. Scaled ARR, strong organic growth, great margins, and high net retention).

Pull all of this together and while the scoreboard looks really great right now, we still feel we are in the early innings of reaching our potential.

Looking at ServiceMax’s evolution, one constant is clear to me: focus, innovation and leadership to serve field service organizations using best-in-class and usable technology.

ServiceMax was founded in 2007, was a super hot startup and then sold to GE for close to $1 billion in 2016.

Silver Lake then acquired ServiceMax from GE in 2019, about two and a half years ago. Three meaningful changes since then. A new leadership team drove significant operational and organizational improvements, making sure the profile of our organization embraced the culture of being customer obsessed and win together. We then created a focused GTM and product strategy based on clarity around the verticals we play in. Lastly, we clearly defined our relationship with Salesforce to the market.

We put an immense amount of work to get here. I am so proud of the team.  All that foundation laying makes us ready for the acceleration in demand we are seeing from customers.

When you look at the broader ecosystem, ServiceMax strategically sits at the intersection of IT, CRM, OT and ERP, all while providing visibility over assets that other systems can’t provide.

We have become the system of record and system of action for service organizations.

Why is it important? We are in the middle of complex processes that are mission critical with high value use cases, driving data and analytics at scale. As we have more of the 8 million technicians join us in the world using our software there are incredible things we can do to innovate for our customers in the future.

The landscape for FSM, field service management, is changing quickly. For one, post pandemic vertical strength is creating a strong digital transformation tailwind.

However, there are also three secular trends which are accelerating post pandemic. The need for modern/outsourced solutions. Number two, an expectation that these solutions be cloud native and mobile-first. And three, a groundswell around IoT and its role in preventative maintenance. If you think about IOT for a moment, during the hype cycle of IOT it strived to be system of record of real time telemetry of assets.  All this data, no action!  Field service is the killer use case for IOT.  We make IoT data actionable.

These trends will drive significant growth of the field service management software space for a long time and our leadership and capabilities sit squarely at scale to take advantage of this.

Turning to our market opportunity, there are several ways to size the total addressable market and its key drivers. One easy way to think about that is technicians. There are 8 million of them and that’s growing. Globally, that translates to over $9 billion of total addressable market.

We estimate that $2 to $3 billion of the market is vended spend and ServiceMax has captured less than 2% of the total opportunity, which generates large room for growth particularly with the movement towards born in cloud solutions like ours.

Capturing greater share of vended spend and capturing digital transformation of the huge whitespace in front of us has never been more exciting for this company.

Taking a closer look at why ServiceMax wins, it’s because we are enabling digital transformation with a complete, end-to-end, asset-centric field service management solution.

When we look at customer feedback, the prominence of who they are and the adoption speak for itself but there are 6 major components that create our differentiation.

Cloud-native, Simple pricing model, Easy to use platform with fast implementation, Mobile-forward strategy, Asset-centric, and we are a Pure-play field service management with deep integration experience

At the core of this differentiation, in addition to our great employees, is our technology.

In addition to base Field Service Management features, work order which we feel is table stakes in this game, there are 5 differentiated key features we offer in one holistic platform: Optimization AI, Service flow, Entitlements, Mobile and sync, and Real time Communication and remote assistance.

What our differentiated platform and superior technology boils-down to in the eyes of our customers is real, tangible value. We materially help to reduce number of safety incidents, compliance incidents, decrease repair time and service costs.

For example, we have built in functionality to capture compliance and complaint info during every service visit for our med tech companies, allowing them to meet FDA requirements.

Another example, at a large elevator and conveyor equipment company, we take IoT data and send remote alerts through work orders that we generate. For example, an elevator door not closing within 30 seconds repeatedly, send a work order to check on it for a technician to come and fix the issue. This reduces downtime and ultimately protects customers and technicians.

Importantly – Our solution truly leads to significant ROI in the key areas that service organizations are focused on.

We’re really proud that we have been ranked a Leader on the Gartner Magic Quadrant for 5 years in a row. However, if you look at the companies who have earned their place in that quadrant – the DNA of one stands out from the others.

ServiceMax is the only standalone, born-in-the-cloud solution and highly differentiated in equipment/asset-centric use cases.

Yes, we’re surrounded by legacy ERP and also CRM companies like SAP, Oracle, IFS and Salesforce. All of them achieved their status through the acquisition of legacy, on-prem companies such as Astea and TOA.

Customers select ServiceMax because we have little technical debt that comes from these types of acquisitions. We can focus on them instead of internal complex tech integration exercises.

Our pure-play focus allows us to address the specific needs of Service Organizations quickly, as opposed to field service being an afterthought to an ERP purchase, for example.

Our product offering can be broken down into two categories: ServiceMax Core and Asset 360. Both products have various opportunities to upsell with incremental modules and add-ons. Importantly, our go-forward focus will be balanced between Core and Asset 360 based on what solution our customers need and want.

As we’ve discussed, we’re natively built on the Salesforce platform. This was a conscious design decision made by our founders and something that has served us well. We tap into Salesforce’s scalable infrastructure, while allowing us to focus on innovation and product differentiation.

What’s been exciting over the past couple of years is a sustained partnership between our two companies. As you know, Salesforce developed their own Field Service offering, largely leaning on their acquisition of a scheduling company, Click, as their foundation.

But what ServiceMax delivers to clients is complex and Salesforce knows this. Which is why they recognized their customers are better served by licensing our ServiceMax asset-centric capabilities developed and worked by us.

To be blunt, Salesforce is bullish enough on ServiceMax’s capabilities and prospects that they also spoke with their checkbook with the Salesforce Ventures investment and resource alignment. We already have customer wins that highlight our tight go-to-market alignment.

Our Go-To-Market team speak weekly to their top sales leaders and service cloud team at Salesforce working on joint opportunities. Really exciting stuff that speaks to our product fit and alignment.

We’ve got some quotes on the right side of the page which only scrapes the tip of the iceberg in terms of our ability to go upsell their customer base, all while maintaining and innovating on our Core platform.

We briefly touched upon our customers earlier but we’re extremely proud of our 350+ customers today. We have no material concentration and, as you can see, we have good exposure across verticals. We’re particularly strong in med device, healthcare, life sciences and industrial and high-tech manufacturing.

When we look a little deeper at customer behavior, I think this slide illustrates the behavior very clearly. Which is to say: once we are in, we’re really in as we’re proving our success to those customers.

Expansion comes with increased adoption of our mission-critical software across our customers' base of technicians across geographies and business units, and includes cross-sell opportunities for us as well. And with that, I’d like to turn it over to ServiceMax’s CFO, Simon Edwards.

Simon Edwards (CFO, ServiceMax)

Thanks, Neil.

Before going into the details of the financials, we first wanted to share our motivations for accessing capital through this process. As a standalone company today, we already have a fully funded business plan with no debt and sufficient liquidity to achieve the projections outlined on the following slides. As a preview, these projections contemplate both an acceleration of revenue growth, as well as reaching a point of free-cash-flow profitability.

ServiceMax has a track-record of delivering onboard commitments, which we believe reflects why our existing investors, including Silver Lake, aren’t selling down in this process, and Lindsay Sharma will talk more about sources and uses in the closing section.

With that said, as Neil highlighted, we firmly believe that the market opportunity is large, underserved, and bolstered by secular trends that create attractive opportunities for incremental investment. As we think about growth levers, the first three buckets on this slide are already contemplated to some extent as we think about the organic business plan.

Acceleration of growth is already underway, we completed a significant overhaul of our go-to-market organization in fiscal 20 which has created an infrastructure that is allowing us to efficiently grow our sales capacity. Best evidenced by the 5pt improvement in software revenue growth rate that we anticipate this year.

Our partnership with Salesforce is a meaningful near-term growth vector, but we already actively engage with a broad ecosystem of partners. As an example, we recently launched a partner excellence program and have signed up more than 45 implementation partners year to date, and we’re already seeing their influence on our pipeline.  We believe that investments like this today will create the mindshare needed to fuel future growth.

In terms of global presence, we have a strong center of gravity in North America, however we’re proud that approximately 50% of our revenues are generated across EMEA and APAC. We will continue to expand our global presence in-line with what we see as a global TAM.

Finally, given the strength of the platform we have created, and the credibility that ServiceMax has on the market, we’re excited about the potential to opportunistically execute accretive MandA that accelerates our ability to bring innovation and vertical-specific solutions to the market. All MandA will be incremental to the plan as presented. An example of which will be discussed on this call.

In terms of SaaS economics, I won’t read all of these bullets, but I want to underscore three important themes.

Firstly, we are laser focused on our subscription revenue growth. We have reached an inflection point where by we’re on track to deliver growth rates in excess of 20%. And this growth is fueled by both improvements in net-dollar-retention and new logo acquisition.

Secondly, this year we will have delivered 6pts of improvement in subscription gross margins relative to where we were in FY20, as a function of our scale, favorability in product mix, and improved economics in our hosting agreement. And we will believe we will continue to see margin expansion as we grow.

Finally, our revenue visibility has never been higher. At the start of the year, we had 90% of our total year subscription revenue forecast in current RPO. Adding to that, the tailwinds from our focus on customer success which drive upsells and high renewal rates, as well as material traction with our pipeline of new opportunities, we have strong conviction in our forecast and in being able to execute on the trajectory of our business plan.

As mentioned on the prior slide, we track RPO very closely. Starting the year with over $100 million of current subscription RPO, up 39% year-over-year, we have strong visibility into this year’s revenue, and then when we think about total RPO of $230 million, up 33% year-over-year, we also have conviction in our subscription revenue growth accelerating to a 22% CAGR through FY24E.

As we continue to execute on our operating plan, this should result in organic subscription revenue approaching $170 million in FY24E.

And as previously mentioned, we are already seeing an expansion of our subscription gross margins, with an expectation of 80% by FY24E.

As a function of the subscription growth on the prior slide, we expect organic total revenue growth to accelerate over the coming years, resulting in almost $190 million of revenue in FY24E. As a function of mix favorability, as professional services shrink to the percentage of total revenue, we should see significant expansion in overall gross margins, reaching 71% in FY24E. Which would be up 15pts from FY20 levels.

We’re also on a path to profitability, and expect to generate positive free cash flow in FY24E. Long-term, we expect free cash flow margins to be at 25% or higher. Over the coming years, we plan on continuously assessing opportunities increase our market share and we believe that, in-line with our track record of performance, our board and investors will be supportive of us looking to invest to deliver growth rates in excess of these, where it makes sense.

Finally, we’re excited to share with you that we have signed a definitive agreement to acquire liquid frameworks. Liquid Frameworks is a leading provider of field service capabilities across the oilfield, industrial and environmental services sectors.

This deal is incremental to the plan shared on the prior slides, and is important for several key reasons

Firstly, as part of the Salesforce ecosystem, we know the CEO and management team well, and we are impressed by both their domain expertise as well as the team they have built.

Secondly, which a purchase price of $145 million dollars relative to the current revenues of approximately $20 million dollars, we believe that there is a compelling business case to drive Liquid Frameworks to similar growth rates as ServiceMax, over time. We expect these assets to be bolstered by both an economic recovery as well as the long-term secular trends that are also benefiting ServiceMax’s core business.

While we aren’t giving guidance on the combined business today, more broadly, we believe that this transaction is representative of deals you should expect from us, in the sense that it adds technology capabilities as well as industry-specific domain, ultimately, we view this as an accelerant of the overall business plan. This transaction is expected to close following the de-SPAC, at which point we’ll be excited to share more details on the combined company outlook as well as integration learnings.

With that, I’d turn it over to Lindsay Sharma, Pathfinder’s Chief Investment Officer.

Lindsay Sharma (CIO, Pathfinder / Managing Director, Industry Ventures)

Thanks Simon. I’ll touch on the transaction and sources and uses.

The ServiceMax and Pathfinder combination reflects a valuation of $1.4 billion or just over 9x FY23, which is effectively CY22 revenue. We looked at a variety of valuation viewpoints, recognizing the importance of launching the company at an appropriate valuation that enables ServiceMax’s stock to trade well both in the near-term and over the long run as well. We believe the valuation ascribed represents a reasonable valuation relative to the peer set we selected, at a 48% discount to the revenue multiple median of the comparables.

As David mentioned at the onset, with existing investors rolling their investment, and no secondary component of this transaction there will be total gross proceeds of $336 million with $325 million of cash from the Pathfinder trust and $10 million from strategic common equity investment that will be made immediately prior to the closing at the same valuation of the business combination transaction.

$145 million of the gross proceeds is earmarked for the acquisition of Liquid Frameworks, which Simon had highlighted earlier and is scheduled to close shortly after the close of the deSPAC. $141 million will go to the balance sheet after fees and expenses and will be used predominantly to fuel additional organic growth and pursue select inorganic opportunities.

Following the deSPAC, existing ServiceMax shareholders will still own just under 80% of the business with existing investors rolling 100% of their investment and remaining highly incentivized and aligned to continue to support the company.

Pathfinder’s shareholders, strategic investors and sponsors will own just over 20%.

Now I’ll walk through how we think about valuation and where ServiceMax stacks up relative to its peer set.

First and foremost, ServiceMax is well positioned to be a successful public company as the leading pure-play enterprise focused player in the rapidly growing field service management market. We focused on selecting comparables that are pure SaaS, with similar growth and retention stats as ServiceMax. Within the comps we selected I wanted to highlight a few companies that are part of the Salesforce.com ecosystem and built on force.com similarly to ServiceMax, which include Veeva and nCino that are highlighted in light blue.

I also wanted to highlight a couple of functional software players, highlighted in grey that include C3.ai and Procore which similar to ServiceMax address large, underpenetrated end markets at the intersection of IT and OT.

As you can see on this page, the median growth of the comps we selected is 23% which is in line with where we anticipate ServiceMax’s subscription growth to be by FY24 of 24% versus the 20% today.

In addition, ServiceMax’s long-term target EBITDA margin of 25% would make it best in class amongst its peer set.

Looking at valuation, we feel that we’ve ascribed a reasonable valuation relative to ServiceMax’s peers and the 9.2x valuation is a 48% discount to the median revenue multiple.

As a reminder this is on an organic basis and does not include the revenue uplift from we anticipate from LiquidFrameworks. Looking at the chart on the lower part of the page, the comparison is even more favorable when you look at the comps on a growth adjusted basis.

In addition, we believe there will be multiple expansion over time and ServiceMax will trade in-line with other leading force.com players in light blue as it continues its growth acceleration. I’d now like to hand it back to David Chung for closing remarks. David?

David Chung (CIO, Pathfinder / Managing Director, Industry Ventures)

Thank you, Lindsay. To wrap up, we are extremely excited about the combination with ServiceMax. And we believe it represents a unique opportunity to invest in the leading, best-of-breed, field service management software player alongside an elite group of tech investors that are very bullish about the long-term prospects of the business. In a transaction where it is only primary capital with no sellers at a valuation that provides attractive upside over time. ServiceMax is very well positioned to take advantage of secular tailwinds, benefit from a deep partnership with Salesforce, and continue to scale to organic and inorganic levers. That concludes our presentation and we appreciate your interest and support. Thank you.

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